Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

Vida JV LLC & Subsidiaries

(A Limited Liability Company)
For the Years Ended December 31, 2025, 2024 and 2023
With Report of Independent Auditors

Vida JV LLC & Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2025, 2024 and 2023

Table of Contents

Report of Independent Auditors	2

Consolidated Financial Statements

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Changes in Members' Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8

Supplemental Information: Schedule III - Real Estate and Accumulated Depreciation	17

Report of Independent Auditors

To the Management of Vida JV LLC
Opinion
We have audited the accompanying consolidated financial statements of Vida JV LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, of changes in members' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and schedule of real estate and accumulated depreciation as of December 31, 2025 (collectively referred to as the "consolidated financial statements").
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.
Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
February 27, 2026

Vida JV LLC & Subsidiaries Consolidated Balance Sheets

Assets:	December 31, 2025	December 31, 2024
Real estate investments:
Real property owned:
Land and land improvements	$ 62,865,776	$ 62,865,776
Buildings and improvements	311,449,616	304,476,024
Less accumulated depreciation and amortization	(53,226,504)	(42,804,730)
Net real property owned	321,088,888	324,537,070
Lease intangibles, net	17,332,805	18,692,383
Operating leases right-of-use assets, net	7,957,370	8,118,418
Finance leases right-of-use assets, net	5,404,365	5,522,056
Net real estate investments	351,783,428	356,869,927
Other assets:
Cash and cash equivalents	2,144,956	5,366,264
Restricted cash	410,953	153,353
Straight-line rent receivable	8,659,071	8,216,394
Receivables and other assets	1,662,356	5,801,861
Total other assets	12,877,336	19,537,872
Total assets	$ 364,660,764	$ 376,407,799
Liabilities and equity
Liabilities:
Secured debt, net	$ 202,962,395	$ 202,829,684
Operating lease liabilities, net	4,222,145	4,202,074
Finance lease liabilities, net	7,406,752	7,350,675
Accrued expenses and other liabilities	10,846,908	11,408,660
Total Liabilities	225,438,200	225,791,093
Equity: Members equity	147,010,816	152,110,816
Accumulated income	(7,788,252)	(1,494,110)
Total Equity	139,222,564	150,616,706
Total liabilities and equity	$ 364,660,764	$ 376,407,799
See accompanying notes to the consolidated financial statements

Vida JV LLC & Subsidiaries Consolidated Statements of Operations

	For Year Ended December 31,
Revenues:	2025	2024	2023
Rental income	$ 37,913,938	$ 38,538,321	$ 37,382,586
Total revenues	37,913,938	38,538,321	37,382,586
Expenses: Property operating expenses	13,726,977	14,102,657	13,510,435
Interest expense	14,979,854	17,231,287	16,763,984
Loss (gain) on derivative instrument	646,108	(2,055,083)	(2,524,346)
Depreciation and amortization	14,186,545	15,171,700	16,815,766
General and administrative expenses	615,207	556,416	651,802
Total expenses	44,154,691	45,006,977	45,217,641
Income (loss) from operations before income taxes	(6,240,753)	(6,468,656)	(7,835,055)
Income tax expense	(53,389)	(60,887)	(50,933)
Net income (loss)	$ (6,294,142)	$ (6,529,543)	$ (7,885,988)
See accompanying notes to the consolidated financial statements

Vida JV LLC & Subsidiaries Consolidated Statements of Changes in Members' Equity For the Years Ended December 31, 2025, 2024 and 2023

	Welltower inc.			Vida MOB Portfolio Co-Invest LLC
	Member's Equity	Accumulated Income (Deficit)	Member's Equity	Accumulated Income (Deficit)	Total Equity
Balance at December 31, 2022	$ 26,086,622 $	1,938,213	$ 147,824,194 $	10,983,208	$ 186,832,237
Net income (loss)	—	(1,182,898)	—	(6,703,090)	(7,885,988)
Cash distributions	(1,440,000)	—	(8,160,000)	—	(9,600,000)
Balance at December 31, 2023	$ 24,646,622 $	755,315	$ 139,664,194 $	4,280,118	$ 169,346,249
Net income (loss)	—	(979,431)	—	(5,550,112)	(6,529,543)
Cash distributions	(1,830,000)	—	(10,370,000)	—	(12,200,000)
Balance at December 31, 2024	$ 22,816,622 $	(224,116)	$ 129,294,194 $	(1,269,994)	$ 150,616,706
Net income (loss)	—	(944,121)	—	(5,350,021)	(6,294,142)
Cash distributions	(765,000)	—	(4,335,000)	—	(5,100,000)
Balance at December 31, 2025	$ 22,051,622 $	(1,168,237)	$ 124,959,194 $	(6,620,015)	$ 139,222,564
See accompanying notes to the consolidated financial statements

Vida JV LLC & Subsidiaries Consolidated Statements of Cash Flows

	For Year Ended December 31,
Operating activities	2025	2024	2023
Net Income (loss)	$ (6,294,142)	$ (6,529,543)	$ (7,885,988)
Adjustments to reconcile net income to net cash provided from (used in) operating activities:
Depreciation and amortization expense	14,064,626	15,054,010	16,698,076
Amortization of deferred financing costs	955,711	968,266	968,267
Amortization related to above/below market leases, net	72,983	101,515	140,686
Rental income in excess of cash received	(442,677)	(1,128,448)	(1,887,870)
Loss (gain) on derivative instrument	3,869,016	7,377,264	7,367,472
Amortization of right-of-use assets	278,739	279,651	280,630
Accrued interest on lease liabilities	76,148	77,842	79,354
(Increase) decrease in receivables and other assets	270,489	1,361,868	(892,565)
Increase (decrease) in accrued expenses and other liabilities	(357,796)	737,146	(1,125,628)
Net cash provided from (used in) operating activities	12,493,097	18,299,571	13,742,434
Investing activities
Capital expenditures on real estate investments	(9,533,805)	(6,532,424)	(4,228,007)
Proceeds from insurance casualty claims	—	—	277,977
Net cash provided from (used in) investing activities	(9,533,805)	(6,532,424)	(3,950,030)
Financing activities
Secured debt issuance	1,503,658	1,278,145	1,689,197
Payments for deferred financing costs	(2,326,658)	—	—
Cash distributions to Welltower Inc.	(765,000)	(1,830,000)	(1,440,000)
Cash distributions to Vida MOB Portfolio Co-Invest LLC	(4,335,000)	(10,370,000)	(8,160,000)
Net cash provided from (used in) financing activities	(5,923,000)	(10,921,855)	(7,910,803)
Increase (decrease) in cash, cash equivalents and restricted cash	(2,963,708)	845,292	1,881,601
Cash, cash equivalents and restricted cash at beginning of period	5,519,617	4,674,325	2,792,724
Cash, cash equivalents and restricted cash at end of period	$ 2,555,909	$ 5,519,617	$ 4,674,325
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheet:
Cash and cash equivalents	2,144,956	5,366,264	4,420,250
Restricted cash	410,953	153,353	254,075
Total cash and cash equivalents and restricted cash	$ 2,555,909	$ 5,519,617	$ 4,674,325
Supplemental cash flow information:
Interest paid, net of interest received (Note 8)	$ 9,600,894	$ 6,686,670	$ 5,375,857
Accrued capital expenditures	$ 1,728,751	$ 1,742,203	$ 957,627
See accompanying notes to the consolidated financial statements

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements
1.Business and Organization
Vida JV LLC and its subsidiaries (“the Company”, “we” or “our”) were formed on July 6, 2020 under the laws of the state of Delaware. The Company was formed to facilitate the ownership of outpatient medical properties. On September 29, 2020 (inception), the Company commenced operations with the purchase of 13 properties and on December 23, 2020, the Company purchased an additional five properties. On February 4, 2021, the Company purchased two additional properties. Together, the 20 properties are referred to as the “Portfolio” or the “Portfolios”.
The Portfolios were purchased by the Company from Welltower Inc. or subsidiaries of Welltower Inc. who retained a 15% ownership interest. The remaining 85% is owned by Vida MOB Portfolio Co-Invest LLC, which is a partnership between Invesco U.S. Income REIT, LLC and Invesco REIT Operating Partnership, LP ("Investors"). The Investors are represented by their advisor, Invesco Advisers, Inc. (“Invesco”), an affiliate of Invesco Real Estate.
2.Summary of Significant Accounting Policies
The Company’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The significant accounting policies are summarized below.
Principles of Consolidation
The consolidated financial statements include the accounts of Vida JV LLC and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates
Real Property
Real estate acquisitions are generally classified as asset acquisitions for which we record tangible assets and identifiable intangible assets and liabilities at cost on a relative fair value basis. Liabilities assumed and any associated noncontrolling interests are reflected at fair value. Tangible assets primarily consist of land, buildings and improvements. In making estimates of relative fair value, we utilize a number of sources including independent appraisals, our own analysis of recently acquired or developed and existing comparable properties in our portfolio and other market data.
For real estate acquisitions accounted for as business combinations, we allocate the acquisition consideration to the assets acquired, liabilities assumed and noncontrolling interests at fair value as of the acquisition date. Any excess of the consideration transferred relative to the fair value of the net assets acquired is accounted for as goodwill.
We assess relative fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as other available market information. We estimate future cash flows based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. Tangible assets primarily consist of land, building and improvements. Tangible assets are depreciated on a straight-line basis over their estimated useful lives, which are 40 years for buildings and five to 15 years for improvements.
Intangible assets (liabilities) consist of in-place leases and above (below) market tenant leases acquired with the acquisitions. We also consider an allocation of purchase price to acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including but not limited to the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals. The value allocable to the above or below market component of the acquired in-place lease is determined by a third-party appraiser based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) an estimate of the amounts that would be paid using market rental rates over the remaining term of the lease. The amounts allocated to above market leases are included in lease intangibles and below market leases are included in accrued expenses and other liabilities on the balance sheets and are amortized to rental income over the remaining terms of the respective leases.
Transaction costs primarily represent costs incurred with acquisitions including due diligence costs, fees for legal and valuation services, termination of pre-existing relationships computed based on the fair value of the assets acquired, lease termination fees and other acquisition-related costs. Transaction costs directly related to asset acquisitions are capitalized as a component of purchase price and all other noncapitalizable costs are reflected in other expenses on our Consolidated Statements of Comprehensive Income. Transaction costs related to business combinations are expensed as incurred.
We consider incremental, direct costs incurred in conjunction with re-leasing properties, including tenant improvements and lease commissions, to represent the acquisition of productive assets and accordingly such costs are reflected as investment activities in our statement of cash flows.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements

The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if facts and circumstances suggest that the assets may be impaired or that the depreciable life may need to be reduced. We consider external factors relating to each asset. If these factors and the projected undiscounted cash flows of the assets over the remaining estimated hold period indicate that the asset will not be recoverable, the carrying value is reduced to the estimated fair market value. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and, the health care industry. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell the properties for a price or on terms acceptable to us. No impairments were recorded for the years ended December 31, 2025, 2024 and 2023.
Cash and Cash Equivalents
Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less. The Company is subject to concentrations of credit risk as a result of its temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions in order to mitigate that risk. Throughout the year, the Company may have cash balances in excess of federally insured amounts on deposit with various financial institutions.
Restricted Cash
Restricted cash primarily consists of escrows for future payments of capital improvements.
Receivables
Trade accounts receivables represent amounts for which the rental/lease income has been earned and cash has not yet been received. We review past due rent receivable balances for collectability. If it is concluded that it is not probable all contractual rent payments will be collected, we will begin to recognize income based only on the cash received.
Leases
The Company accounts for leases under ASC 842, which requires lessees to recognize assets and liabilities on their consolidated balance sheets related to the rights and obligations created by most leases, while continuing to recognize expenses on their consolidated statements of operations over the lease term. The Company determined that the lease component is the primary component for leases in which it is the lessor and thus variable lease payments (primarily common area maintenance reimbursements) are recognized as part of the lease payment in accordance with ASC 842.
For leases greater than 12 months for which we are the lessee, such as ground leases, leases of real properties and corporate office leases, we recognize a right-of use asset and related lease liability on the Consolidated Balance Sheets at inception of the lease. The lease liability is calculated as the sum of the present value of minimum lease payments at lease commencement (discounted using our secured incremental borrowing rate). Certain of our lease agreements have options to extend or terminate the lease upon meeting certain criteria. The lease term utilized in the calculation of the lease liability includes these options if they are considered reasonably certain of exercise. The right-of-use asset is calculated as the lease liability, adjusted for the following: (i) any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and (ii) any initial direct costs incurred. For leases with a noncancellable lease term of 12 months or less for which we are the lessee, we recognize expenses on a straight-line basis and do not recognize such leases on the Consolidated Balance Sheets.
Income Allocation
For financial reporting purposes, income, gain, loss, credits and deductions are allocated as outlined in the Limited Liability Company Agreement (“LLC Agreement”). Operating cash flow is distributed to the members in proportion to their respective ownership percentages.
Cash proceeds resulting from a material capital transaction such as a refinance, insurance proceeds, or sale of a property are distributed in the following manner:
1.First, to the members on a proportionate basis until their capital accounts are reduced to zero.
2.Second, to the members on a proportionate basis until Vida MOB Portfolio Co-Invest LLC has achieved a rate of return equal to 12%.
3.Third, 80% of the remaining amount to the members on a proportionate basis and 20% of the remaining amount to Welltower Inc.
Cash proceeds resulting from the liquidation of the Company are also distributed as outlined as above, after the payment of any loans or other liabilities of the Company.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements
Fair Value of Derivative Instruments
Derivatives are recorded at fair value on the balance sheet as assets or liabilities. The valuation of derivative instruments requires us to make estimates and judgments that affect the fair value of the instruments. Fair values of our derivatives are estimated by pricing models that consider the forward yield curves and discount rates. The fair value of our forward exchange contracts are estimated by pricing models that consider foreign currency spot rates, forward trade rates and discount rates. Such amounts and the recognition of such amounts are subject to estimates that may change in the future. See Note 8 for additional information.
Deferred Financing Costs
Deferred loan expenses are costs incurred by us in connection with the issuance, assumption and amendments of debt arrangements. Deferred loan expenses related to debt instruments, excluding the primary unsecured credit facility, are recorded as a reduction of the related debt liability. We amortize these costs over the term of the debt using the straight-line method, which approximates the effective interest method.
Revenue Recognition
A significant source of our revenue is generated through leasing arrangements and accounted for under ASC 842, Leases (“ASC 842”). Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Leases in our portfolio typically include some form of operating expense reimbursement by the tenant, and upon adoption of ASC 842, we elected the lessor practical expedient to not separate non-lease components from the associated lease components resulting in presenting the revenue as leasing revenue on the Consolidated Statements of Comprehensive Income. Certain payments made to tenants are treated as lease incentives and amortized as a reduction of revenue over the lease term.
Income Taxes
The Company is a limited liability company treated as a partnership for federal income tax purposes with all income tax liabilities or benefits of the Company being passed through to the members. As such, no recognition of federal income taxes for the Company or its subsidiaries that are organized as limited liability companies has been provided for in the accompanying consolidated financial statements. Income tax expense represents state and local taxes. The Company is subject to gross margin taxes in the State of Texas where some of the properties are located. This expense is included in income tax expense on the Consolidated Statement of Operations. Given the applicable statute of limitations, we generally are subject to audit by the Internal Revenue Service (“IRS”) for the year ended December 31, 2022 and subsequent years. The statute of limitations may vary in the states in which we own properties or conduct business. We do not expect to be subject to audit by state taxing authorities for any year prior to the year ended December 31, 2021.
The members’ capital reflected in the accompanying consolidated financial statements may differ from amounts reported in the Company’s federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes. The qualification as a LLC for tax purposes, and the amount of distributable member income or loss are subject to examination by the Internal Revenue Service.
ASC 740-10-25, Income Taxes, Overall Recognition describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities have full knowledge of the position and all relevant facts, but without considering time values. The Company had no uncertain tax positions that required an accrual for the years ended December 31, 2025 and December 31, 2024.
3.Real Estate Investments and Acquisitions
The Company had no acquisitions in the periods reported, but did recognize $6,973,592 and $6,047,499 in capital expenditures for the periods December 31, 2025 and December 31, 2024, respectively.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements

4.Real Estate Intangibles
The following is a summary of our real estate intangibles, excluding those related to ground leases or classified as held for sale, as of the dates indicated:

	December 31, 2025	December 31, 2024
Assets: In place lease intangibles	$ 45,490,152	$ 45,490,152
Above market tenant leases	2,869,766	2,869,766
Lease commissions	6,007,576	3,460,814
Gross acquired lease intangibles	54,367,494	51,820,732
Accumulated amortization	(37,034,689)	(33,128,349)
Net book value	$ 17,332,805	$ 18,692,383
Weighted-average amortization period in years	8.4	8.5
Liabilities:
Below market tenant leases	$ 4,309,656	$ 4,309,656
Accumulated amortization	(1,817,722)	(1,627,218)
Net book value	$ 2,491,934	$ 2,682,438
Weighted-average amortization period in years	47.7	46.2

The following is a summary of real estate intangible amortization income (expense) for the periods presented:

	Year Ended December, 31
	2025	2024	2023
Rental income related to above/below market tenant leases, net	$ 72,983	$101,515	$ 140,686
Amortization related to lease intangibles	3,066,949	4,307,225	6,185,750
The estimated future amortization of our intangibles for each of the next five years and thereafter as of December 31, 2025 is:
		Assets	Liabilities
2026		$ 3,596,449	$ 149,688
2027		2,461,825	141,676
2028		2,209,003	138,141
2029		1,558,236	120,155
2030		1,268,349	120,155
Thereafter		6,238,943	1,822,119
Total		$ 17,332,805	$ 2,491,934
5.Transactions with Affiliates
The Company entered into a property management agreement with Healthcare Property Managers of America (HPMA), an affiliate of Welltower Inc., to provide property management services to the Portfolio. The agreement has a term of five years and expires in September of 2025. In October 2025, Remedy Medical Properties took over the property management services excluding the accounting services performed at the property, which have been retained by Welltower Inc.
Property management fees are charged to the properties at various percentages ranging from 1.0% to 5.0% of gross rental receipts for all properties. The property management fee is payable monthly. Total property management fees incurred for the years ended 2025, 2024, and 2023 were $1,298,863, $1,324,060 and $1,154,768, respectively. These fees are included in property operating expenses on the Consolidated Statements of Operations.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements
The LLC Agreement also provides for an oversight fee owed to HPMA for services rendered in connection with asset management, accounting and reporting. The annual oversight fee is equal to 0.10% of the gross purchase price of the Portfolio and is payable in quarterly installments. Total oversight fees incurred for the years ended 2025, 2024, and 2023 were $401,058,
$401,058 and $401,058, respectively. These fees are included in general and administrative expenses on the Consolidated Statements of Operations.
The LLC Agreement also provides for a construction management fee to be paid to Welltower Inc. for construction management services for projects over $10,000. The fee is equal to 5% of construction costs up to $500,000 and 4% of construction costs when costs exceed $500,000. Total construction management fees incurred for the years ended 2025, 2024 and 2023 were $55,045, $255,581 and $181,486, respectively. These fees are capitalized within buildings and improvements on the Consolidated Balance Sheets.
The Company has a net payable due to affiliates of $339,112 and $214,002 as of December 31, 2025 and 2024, respectively, which include the above mentioned property management and oversight fees of $108,725 and $100,264, respectively, as of December 31, 2025; and $0 and $100,264 as of December 31, 2024. Included is the reimbursement due from affiliated entities of $(90,386) for expenses paid on behalf of the affiliated entities as of December 31, 2025, and the reimbursement due to affiliated entities of $113,738 for expenses paid on behalf of the Company as of December 31, 2024.
6.Ground Leases
The Company assumed five ground leases in December 2020, with an additional two ground leases assumed in February 2021. The agreements have remaining terms of 36 to 67 years that expire between 2062 and 2092. Four of the leases are classified as operating leases while three of the leases are classified as finance leases. Six of the leases have renewal options between 10 to 25 years.
Renewal options that we are reasonably certain to exercise are recognized in our right-of-use assets and lease liabilities. We consider it reasonably certain that we will exercise renewal options that begin prior to the date of the building being fully depreciated. As our leases do not provide a rate implicit in the lease agreement, we use our incremental borrowing rate available at lease commencement to determine the present value of lease payments. The incremental borrowing rates were determined using our longer term borrowing rates (actual pricing through 30 years, as well as other longer-term market rates). The components of lease expense are as follows:

		Year Ended December 31,
	Classification	2025	2024	2023
Operating lease cost: Straight-line amortization(1)	Property operating expenses	$ 344,869	$ 344,869	$ 345,133
Finance lease cost:
Amortization of leased assets (2)	Depreciation and amortization	$ 164,471	$ 117,691	$ 120,312
Interest on ground lease liability	Interest expense	310,894	308,531	306,165
Total		$ 475,365	$ 426,222	$ 426,477
(1)Included in this figure is amortization of the below market ground lease intangible assets related to the ground leases acquired in conjunction with the transactions. The value of these intangibles is included in the Operating leases right-of-use assets, net line item on the consolidated balance sheet. Annual amortization of these intangibles is summarized for each of the next 5 years and thereafter in the table below.
(2)Included in this figure is amortization of the above market ground lease intangible assets related to the ground leases acquired in conjunction with the transactions. The value of these intangibles is included in the Finance leases right-of-use assets, net line item on the consolidated balance sheet. Annual amortization of these intangibles is summarized for each of the next 5 years and thereafter in the table below.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements
Estimated future amortization of above-market and below- market leases as of December 31, 2025 are as follows:

	Above Market Ground Lease Amortization	Below Market Ground Lease Amortization
2026	$25,678	$107,905
2027	25,678	107,905
2028	25,678	107,905
2029	25,678	107,905
2030	25,678	107,905
Thereafter	857,564	3,587,988
Total	$985,954	$4,127,513

Future payments of lease liabilities as of December 31, 2025 are as follows:

	Operating Leases	Finance Leases
2026	$166,605	$257,343
2027	169,238	260,441
2028	171,936	277,220
2029	174,702	279,934
2030	177,537	282,714
Thereafter	9,602,387	17,924,744
Total lease payments	10,462,405	19,282,396
Less: imputed interest	(6,240,260)	(11,875,644)
Total present values of lease liabilities	$4,222,145.00	$7,406,752.00
Supplemental information related to leases is as follows:
	December 31, 2025	December 31, 2024
Weighted average remaining lease term (years): Operating leases	42.5	43.5
Finance lease	45.2	46.2
Weighted average discount rate:
Operating leases	4.4%	4.4%
Finance lease	4.2%	4.2%

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements
7.Debt
In 2025, the Company refinanced its existing loan with Capital One, N.A. As a result of the refinancing, the Company has one loan payable in the amount of $205,000,000 outstanding as of December 31, 2025. In 2025, the Company issued $1,503,658 of secured debt for tenant improvements and leasing commissions. The interest rate is Secured Overnight Financing Rate ("SOFR") plus 1.90%. SOFR as of December 31, 2025 was 3.87%. Payments on the loan are interest only through the maturity date of September 28, 2028, with a balloon payment due at that time. The loan can be extended for one successive year term at our option.
The following is a summary of our secured debt as of December 31, 2025 and December 31, 2024:

	December 31, 2024	Debt Issuance	Amortization	December 31, 2025
Secured Debt	$ 203,496,342	$ 1,503,658 $	— $	205,000,000
Deferred Loan Costs	(666,658)	(2,326,658)	955,711	(2,037,605)
Secured Debt Total	$ 202,829,684	$ (823,000) $	955,711 $	202,962,395

The Company is subject to various quarterly debt covenants. As of December 31, 2025, the Company was in compliance with all debt covenants.
8.Derivative Instruments
On June 1, 2022, we entered into three SOFR interest rate swap contracts including a pay fixed (0.148%) and receive SOFR interest rate swap contract with a notional value of $130,296,194, a pay fixed (0.163%) and receive SOFR interest rate swap contract with a notional value of $46,611,336, and a pay fixed (0.198%) and receive SOFR interest rate swap contract with a notional value of $23,621,470. The first contract matures on September 29, 2025 while the two additional contracts matured on October 1, 2024. These interest rate swap contracts are used to hedge the variable cash flows associated with our variable rate debt.
On October 1, 2024, we entered into a pay fixed (4.174%) and receive SOFR interest rate swap contract with a notional value of $35,000,000. The contract matures on September 28, 2025 and is being used to hedge the variable cash flows associated with our variable rate debt.
On July 1, 2025, we entered into a pay fixed (3.605%) and receive SOFR interest rate swap contract with a notional value of
$148,000,000. The contract matures on April 1, 2028 and is being used to hedge the variable cash flows associated with our variable rate debt.
The fair value of these contracts totaled $(1,071,562) as of the year ended December 31, 2025 and $3,869,016 as of the year ended December 31, 2024. Interest received in connection with these contracts for the year ended 2025, 2024 and 2023 was
$4,289,300, $9,437,516, and $9,891,818, respectively. The derivative liabilities as of the year ended December 31, 2025 are included in the Accrued expenses and other liabilities on the Consolidated Balance Sheets.
These derivative instruments are not designated as hedges for accounting purposes, therefore gains, including interest received and losses including interest paid, and losses resulting from the changes in fair value of these derivative instruments are recorded in gain on derivative instrument on the Consolidated Statement of Operations.
9.Operating Leases
Substantially all of our operating leases in which we are the lessor contain escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the non-cancellable lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is recorded based on the contractual cash rental payments due for the period. The Company’s leases typically include some form of operating expense reimbursement by the tenant.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements
The following table is a summary of our rental income:

	Year Ended December 31,
	2025	2024	2023
Fixed lease payment	$ 29,864,195	$ 30,176,828	$ 29,834,707
Variable lease payment	8,203,671	8,517,007	7,711,561
Lease intangible amortization	(153,928)	(155,514)	(163,682)
Total rental income	$ 37,913,938	$ 38,538,321	$ 37,382,586

The following table sets forth the future minimum lease payments receivable, excluding operating expense reimbursements, for leases in effect at December 31, 2025:

Total
2026	$ 27,862,000
2027	25,117,805
2028	22,763,731
2029	18,695,708
2030	16,413,302
Thereafter	107,569,826
Totals	$ 218,422,372
The following tenants contributed greater than 10% of rental income recorded for the year ended December 31, 2025:

Concentration by Tenant:	Percentage of Current Year Rental Income	Lease Expiration Year
OHI West Medical Group II, LLC	18%	2038
The below table is a breakdown of rental revenue by state for the year ended December 31, 2025:

Concentration by State:	Percentage of Current Year Rental Income
Florida	53%
Texas	27%
California	10%
Colorado	6%
Tennessee	4%
Total	100%

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements
10.Disclosure about the Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy exists for disclosures of fair value instruments based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined below:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and Cash Equivalents and Restricted Cash - The carrying amount approximates fair value.
Secured Debt - The fair value of the Company’s secured debt was $204,641,991 and $203,946,711 as of the years ended December 31, 2025 and 2024, respectively. Fair value of the Company’s secured debt is estimated by modeling the cash flows required by the Company’s debt agreements and discounting them back to the present value using the appropriate discount rate based on current market rates and conditions determined by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of the Company’s indebtedness are considered Level 3.
Interest Rate Swaps - Interest rate swaps are recorded in other assets or other liabilities on the balance sheet at fair value that is derived from observable market data (Level 2).
11.Subsequent Events
The Company has reviewed subsequent events through February 27, 2026, the date the consolidated financial statements were available for issuance. There have been no events subsequent to the balance sheet date which require disclosures or adjustment in these consolidated financial statements.

Vida JV LLC & Subsidiaries
Supplemental Information

Vida JV LLC & Subsidiaries Schedule III
Real Estate and Accumulated Depreciation December 31, 2025

		Initial Cost to Company			Gross Amount at Which Carried at Close of Period
Description	Encumbrances	Land & Land Improvements	Building & Improvements	Cost Capitalized Subsequent to Acquisition	Land & Land Improvements	Building & Improvements	Accumulated Depreciation	Year Acquired	Year Built	Address
Castle Rock, CO	$11,513,205	$20,669	$20,045,458	$3,443,202	$20,669	$23,488,660	$3,117,258	2021	2013	2352 Meadows Boulevard
Glendale, CA	12,989,257	99,480	19,721,146	2,092,107	99,480	21,813,253	$3,161,820	2021	2002	222 W. Eulalia St.
Franklin, TN	8,561,101	2,993,824	9,360,827	1,669,127	2,993,824	11,029,954	$1,877,954	2020	1988	100 Covey Drive
Dallas, TX	17,830,708	167,883	31,245,013	1,441,109	167,883	32,686,122	$5,429,437	2020	2004	7115 Greenville Avenue
Plano, TX	11,454,163	2,866,200	9,883,197	3,123,549	2,866,200	13,006,746	$2,697,116	2020	2007	6957 Plano Parkway
Plantation, FL	8,443,018	3,521,860	8,965,846	702,982	3,521,860	9,668,828	$1,972,185	2020	1996	600 Pine Island Rd.
Lakewood, CA	5,095,331	61,967	8,434,764	44,584	61,967	8,479,348	$1,393,320	2020	1993	5750 Downey Ave.
Boynton Beach, FL	7,557,386	425,339	11,245,322	519,983	425,339	11,765,305	$1,918,810	2020	1996	10075 Jog Rd.
San Antonio, TX	10,208,375	20,557	15,926,023	1,766,831	20,557	17,692,854	$3,003,836	2020	2007	3903 Wiseman Boulevard
Coral Springs, FL	7,852,596	3,718,538	10,774,695	813,824	3,718,538	11,588,519	$2,556,759	2020	2005	2901 Coral Hills Drive
Coral Springs, FL	8,797,270	2,186,298	11,183,023	655,156	2,186,298	11,838,179	$1,979,373	2020	2008	3001 Coral Hills Drive
Brandon, FL	5,963,250	1,867,086	7,176,876	—	1,867,086	7,176,876	$1,151,879	2020	2016	2020 Town Center Boulevard
Land O Lakes, FL	14,530,460	5,173,522	22,941,586	—	5,173,522	22,941,586	$3,602,025	2020	2009	2100 Via Bella
Land O Lakes, FL	6,507,678	2,556,235	10,144,173	—	2,556,235	10,144,173	$1,611,011	2020	2011	2150 Via Bella
Tampa, FL	6,671,755	2,755,421	8,739,419	—	2,755,421	8,739,419	$1,399,843	2020	1996	12500 N Dale Mabry
Zephyrhills, FL	20,605,685	9,096,656	27,368,095	—	9,096,656	27,368,095	$4,456,602	2020	2016	2352 Bruce B Downs Boulevard
San Antonio, TX	4,138,850	1,391,480	4,705,644	1,241,373	1,391,480	5,947,017	$1,395,970	2020	1999	19016 Stone Oak Pkwy.
San Antonio, TX	4,475,390	1,751,736	3,780,187	1,349,816	1,751,736	5,130,003	$1,363,974	2020	1999	540 Stone Oak Centre Drive
Boynton Beach, FL	28,340,198	21,238,136	44,549,244	1,980,740	21,238,136	46,529,984	$8,161,383	2020	1995	10301 Hagen Ranch Road
Palm Springs, FL	3,464,324	952,889	3,915,211	499,484	952,889	4,414,695	$975,949	2020	1997	1630 S. Congress Ave.
Total	$ 205,000,000	$ 62,865,776	$ 290,105,749	$ 21,343,867	$ 62,865,776	$ 311,449,616	$ 53,226,504
'

VIDA JV LLC & Subsidiaries Schedule III (continued)
Real Estate and Accumulated Depreciation December 31, 2025

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31
Investment in real estate:	2025	2024	2023
Beginning balance	$ 367,341,800	$ 361,294,351	$ 358,400,478
Acquisitions and development	—	—	—
Improvements	6,973,592	6,047,449	2,893,873
Ending balance	$ 374,315,392	$ 367,341,800	$ 361,294,351
Accumulated depreciation: Beginning balance	$ (42,804,730)	$ (32,458,915)	$ (22,253,800)
Depreciation and amortization expenses	(10,421,774)	(10,345,815)	(10,205,115)
Ending balance	$ (53,226,504)	$ (42,804,730)	$ (32,458,915)